82-2491

04045592

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

SUPPL

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES CLOSING OF PRIVATE PLACEMENT

THURSDAY, SEPTEMBER 13, 2004 - VANCOUVER, BC – Further to the Company's news releases dated August 3 and 10, 2004, the Company is pleased to announce that it has closed its private placement for gross proceeds of $94,105.00 and has issued 649,000 common shares. The Placees were also granted non-transferable warrants to purchase up to an additional 649,000 shares for a period of two years at a price of $0.17 per share. The applicable hold periods expire at midnight on January 9, 2005.

In addition to the foregoing, a second closing is expected to occur within the next two weeks in respect of a Quebec investor who has invested $14,500.00 on the same terms as the foregoing. The closing is awaiting a routine exemption order of the Quebec Securities Commission and a similar 4 month hold period will apply.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President and CEO

SEC MAIL PROCESSING SECTION RECEIVED OCT 15 2004 WASH., D.C. 185

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

10/20

"Growth through Product Development"
Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

(82-2441)

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS FOR IMMEDIATE RELEASE

KELSO ANNOUNCES CLOSING OF PRIVATE PLACEMENT

THURSDAY, SEPTEMBER 13, 2004 - VANCOUVER, BC – Further to the Company's news releases dated August 3 and 10, 2004, the Company is pleased to announce that it has closed its private placement for gross proceeds of $94,105.00 and has issued 649,000 common shares. The Placees were also granted non-transferable warrants to purchase up to an additional 649,000 shares for a period of two years at a price of $0.17 per share. The applicable hold periods expire at midnight on January 9, 2005.

In addition to the foregoing, a second closing is expected to occur within the next two weeks in respect of a Quebec investor who has invested $14,500.00 on the same terms as the foregoing. The closing is awaiting a routine exemption order of the Quebec Securities Commission and a similar 4 month hold period will apply.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President and CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com